Paul Hastings LLP

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November 15, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Metropolitan West Funds — File Nos. 333-18737 and 811-07989

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Registrant”), we hereby supplement our responses to the oral comments provided on May 30, 2018 and August 23, 2018, by Ms. Rebecca Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 56 to its Registration Statement filed on April 13, 2018 (the “Registration Statement”), which contained disclosure with respect to, among other things, a new series of the Registrant, the Metropolitan West Flexible Income Fund (the “Fund”).

We previously responded to the comments provided by the Staff with respect to the Fund on October 16, 2018 and October 25, 2018, and we incorporated disclosure intended to address those comments in Post-Effective Amendment No. 61 filed on October 25, 2018.

For purposes of this response letter, please note that we are responding only to one outstanding comment pertaining to the Fund. We have restated the substance of that comment to the best of our understanding. Capitalized terms have the same respective meanings as in the Registration Statement, unless otherwise indicated.

Comment: Please file in connection with the next post-effective amendment for the Fund a representation stating that the Board of Trustees and all the Independent Trustees have determined that the Fund’s strategy with respect to investing up to 35% of its assets in below investment grade commercial mortgage backed securities and residential mortgage backed securities is appropriate for an open-end fund, and that the Fund will be able to meet the requirements of Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: Comment accepted. On September 24, 2018, the Board of Trustees, including all the Independent Trustees, approved the following representation with respect to the Fund:

Based on the liquidity and other information provided by the Adviser, the Board of Trustees and all of the Independent Trustees hereby determine that (i) the investment

Securities and Exchange Commission

November 15, 2018

strategy of the proposed Metropolitan West Flexible Income Fund (the “Fund”) with respect to investing in below investment grade commercial mortgage backed securities and residential mortgage backed securities with an aggregate value of up to 35% of the Fund’s total assets is appropriate for an open-end investment company, and (ii) the Fund will be subject to a liquidity risk management program that will be timely adopted by the Trust and will be reasonably designed to satisfy the requirements of Rule 22e-4 adopted under the 1940 Act.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Metropolitan West Asset Management, LLC